ASI Aviation, Inc.

11921 Freedom Drive, Suite 550

Reston, VA 20190

July 2, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Ms. Kate McHale

Re:	ASI Aviation, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed May 31, 2018
File No. 024-10786

Dear Ms. McHale:

We hereby submit the responses of ASI Aviation, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 13, 2018, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on May 31, 2018. The Company has prepared an Amendment No. 3 (the “Amendment”) to the Offering Statement and has filed the Amendment with the Commission concurrently with the submission of this response letter to you.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note your analysis included in your correspondence regarding your shell status. We are unable to agree with your conclusion that you are not a shell company as defined under Rule 405 under the Securities Act. We do not believe that the activities described constitute more than nominal operations. Please revise the disclosure throughout your filing to state that you are a shell company and to disclose the consequences of that status.

Response: We have revised the disclosure throughout the Amendment to reinstate the shell company disclosure that was in the original Form 1-A filing and that was removed from the previous amendment filing.

Compensation of Directors and Executive Officers, page 40

2.	We note the disclosure on page 33 that officers and directors will begin to receive $35,000 per month after you have raised a minimum of $500,000. However, the employment agreements in this section describe different terms. Please reconcile the disclosure.

Response: We have reconciled the compensation disclosure to indicate the minimum payment provisions in the employment agreement section, as requested.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters relating to our Regulation A offering, please contact the undersigned at (703) 346-5515 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at 202 869-0888, ext. 103.

Sincerely,

ASI Aviation, Inc.

By:	/s/ Dr. Brajnandan B. Sahay
Dr. Brajnandan B. Sahay
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.